Exhibit 99.1

Dangdang Announces Unaudited Third Quarter 2015 Results

Active customers increased 12% and new customers rose 25% year-over-year in Q3

Mobile orders accounted for 42% of total orders in Q3

Beijing, China, November 24, 2015 -- E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Total net revenues for the third quarter of 2015 were RMB2,371.9 million ($373.2 million), a 22.6% increase from the corresponding period in 2014. Gross Merchandise Value (“GMV”) from the marketplace in the third quarter of 2015 was RMB1,684.4 million ($265.0 million), a 3.4% decrease from the corresponding period in 2014. The combination of product revenue from principal business and GMV from the marketplace reached RMB3,992.1 million ($628.1 million) and grew 11.1% year-over-year.
•	Dangdang had approximately 10.7 million active customers, including approximately 4.4 million new customers, in the third quarter of 2015, representing increases of 12% and 25%, respectively, from the corresponding period in 2014. Total orders for the third quarter of 2015 were approximately 20.1 million, a 7% increase from the corresponding period in 2014.
•	Mobile orders accounted for 42% of total orders for the third quarter of 2015, compared to 24% for the corresponding period in 2014.
•	Net loss for the third quarter of 2015 was RMB28.1 million ($4.4 million), or negative 1.2% of total net revenues, compared to net income of RMB24.5 million in the third quarter of 2014, or 1.3% of total net revenues.

“In the third quarter of 2015, we posted revenue growth, a quarter-over-quarter increase in gross margin and solid increases in both new and active customers at a low acquisition cost. Supported by our successful brand building investments over the last few quarters, we focused on targeted, efficient marketing campaigns and achieved positive results,” said Ms. Peggy Yu Yu, Executive Chairwoman of Dangdang.

“Mobile orders reached 42% of total sales during the quarter. We added a new online community to our reading platform to enhance customer stickiness. This will encourage users to spend more time reading, interacting, shopping and creating content on our platforms, thereby bringing the customer experience full circle. Going forward, we will continue cultivating the synergies between wireless shopping and the digital book business for future growth,” Ms. Peggy Yu Yu concluded.

Third Quarter 2015 Results

Dangdang’s total net revenues in the third quarter of 2015 were RMB2,371.9 million ($373.2 million), a 22.6% increase from the corresponding period in 2014.

Media product revenue for the third quarter of 2015 was RMB1,418.5 million ($223.2 million), representing a 13.3% increase from the corresponding period in 2014. General merchandise revenue for the third quarter of 2015 was RMB889.2 million ($139.9 million), representing a 48.6% increase from the corresponding period in 2014. Other revenue including revenue from third-party merchants for the third quarter of 2015 was RMB64.2 million ($10.1 million), representing a 23.4% decrease from the corresponding period in 2014, primarily due to the decline in GMV from the marketplace, resulting in a reduction in platform commission fees along with lower logistic revenue from third party merchants.

Dangdang had approximately 10.7 million active customers, including approximately 4.4 million new customers, in the third quarter of 2015, representing increases of 12% and 25%, respectively, from the corresponding period in 2014. Total orders for the third quarter of 2015 were approximately 20.1 million, a 7% increase from the corresponding period in 2014.

Gross margin in the third quarter of 2015 was 15.6%, compared to 18.9% in the third quarter of 2014 and 14.8% in the second quarter of 2015. The year-over-year decrease in gross margin was due to a larger contribution of general merchandise sales as a percentage of total net revenues and a decline in revenue from third-party merchants. The quarter-over-quarter increase in gross margin was due to strong gross margin contribution from books and media products.

Fulfillment expenses, which include warehousing, shipping and customer service expenses, were RMB207.6 million ($32.7 million), representing 8.8% of total net revenues, compared to 10.1% in the corresponding period in 2014 and 8.9% in the second quarter of 2015. The year-over-year and quarter-over-quarter decreases in fulfilment expenses as a percentage of total net revenues were primarily due to improved operational efficiency.

Marketing expenses were RMB64.7 million ($10.2 million), representing 2.7% of total net revenues, compared to 5.5% in the corresponding period in 2014 and 3.2% in the second quarter of 2015. The year-over-year and quarter-over-quarter decreases in marketing expenses as a percentage of total net revenues were the result of lower expenditures on advertisements and online marketing programs during the quarter.

Technology and content expenses were RMB61.8 million ($9.7 million), representing 2.6% of total net revenues, compared to 2.8% in the corresponding period in 2014 and 2.6% in the second quarter of 2015. The year-over-year decrease in technology and content expenses as a percentage of total net revenues was primarily due to operating leverage.

General and administrative expenses were RMB46.0 million ($7.2 million), representing 1.9% of total net revenues, compared to 2.0% in the corresponding period in 2014 and 2.1% in the second quarter of 2015. The year-over-year and quarter-over-quarter decreases in general and administrative expenses as a percentage of total net revenues were primarily due to larger scale.

Government grants and value-added tax refunds were RMB7.0 million ($1.1 million) representing 0.3% of total net revenues, compared to 2.2% in the corresponding period in 2014 and 0.1% in the second quarter of 2015. The year-over-year decrease as a percentage of total net revenues was primarily due to a limited amount of government grants and tax refunds.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.0 million ($0.3 million) in the third quarter of 2015, compared to RMB2.1 million in the corresponding period in 2014, representing a 6.8% decrease.

Dangdang recorded an operating loss of RMB3.3 million ($0.5 million) in the third quarter of 2015, compared to operating income of RMB13.1 million in the corresponding period in 2014.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB1.3 million ($0.2 million), compared to operating income excluding share-based compensation (non-GAAP) of RMB15.2 million in the corresponding period in 2014.

Other expense, net was RMB38.0 million ($6.0 million), compared to RMB2.2 million in the corresponding period in 2014. The year-over-year increase was largely attributable to RMB43.4 million in foreign exchange loss associated with the significant depreciation of the Chinese RMB against the US dollar during the third quarter in 2015.

Net loss was RMB28.1 million ($4.4 million), compared to net income of RMB24.5 million in the corresponding period in 2014.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB26.2 million ($4.1 million), compared to net income excluding share-based compensation (non-GAAP) of RMB26.7 million in the corresponding period in 2014.

Net margin was negative 1.2%, compared to 1.3% in the corresponding period in 2014. Non-GAAP net margin was negative 1.1%, compared to a non-GAAP net margin of 1.4% in the corresponding period in 2014.

Diluted loss per ADS was RMB0.35 ($0.05), compared to diluted earnings per ADS of RMB0.29 in the corresponding period in 2014.

As of September 30, 2015, Dangdang had cash and cash equivalents, restricted cash, short-term time deposits, held-to-maturity investments and available for sale investments of RMB1,686.8 million ($265.4 million), compared to RMB1,399.0 million as of December 31, 2014. As of September 30, 2015, Dangdang had no bank loans.

Capital expenditures for the third quarter of 2015 were RMB14.4 million ($2.3 million).

Conference Call

The Company will not host an earnings conference call. Please reach out to the Investor Relations contacts listed below with any questions.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang's nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang's growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China's business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang's industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang's annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures as non-GAAP financial measures: non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income, non-GAAP net margin and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” hereafter). The Company defines non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income and non-GAAP net margin as operating (loss) income, operating margin, net (loss) income and net margin excluding the impact of share-based compensation expenses, respectively. The Company defines adjusted EBITDA as (loss) income before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses. The Company reviews the Non-GAAP Financial Measures together with operating (loss) income, operating margin, net (loss) income and net margin to obtain a better understanding of its operating performance. The Company believes that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact operating (loss) income, operating margin, net (loss) income and net margin for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to operating (loss) income, operating margin, net (loss) income and net margin prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the tables captioned “Non-GAAP operating income (loss), operating margin and net income (loss)” and “Adjusted EBITDA” at the end of this release.

Investor Contacts:

Ye Ji
Investor Relations
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2306
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1-310-528-3031
Email: eketchmere@compass-ir.com

- Financial Tables Follow –

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2014	As of September 30, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	350,946	234,744	36,935
Restricted cash	23,726	-	-
Time deposits	674,363	806,746	126,935
Held-to-maturity investments	350,000	203,000	31,940
Available for sale investments	-	442,358	69,601
Inventories	2,201,170	2,098,700	330,213
Accounts receivable, net	28,763	39,831	6,267
Prepaid expenses and other current assets	575,646	612,888	96,433
Amounts due from related parties	375	1,717	270
Total current assets	4,204,989	4,439,984	698,594

Equity method investments	-	1,558	245
Fixed assets, net	252,966	242,449	38,147
Prepaid land lease payments	42,423	41,753	6,569
Prepaid expenses, deposits	14,589	17,057	2,684
Other non-current assets	-	20,507	3,227
Total assets	4,514,967	4,763,308	749,466

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	2,479,314	3,192,337	502,287
Deferred revenue	627,122	332,915	52,381
Accrued expenses and other current liabilities	704,483	576,152	90,653
Amounts due to related parties	2,237	1,755	276
Total current liabilities	3,813,156	4,103,159	645,597
Non-current liabilities	24,227	27,107	4,265
Total liabilities	3,837,383	4,130,266	649,862

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 272,092,590 and 272,790,435 shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively)	201	201	32
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,876,660 shares issued and outstanding)	103	103	16
Additional paid-in capital	1,885,878	1,892,535	297,774
Accumulated other comprehensive loss	(129,948)	(71,638)	(11,272)
Accumulated deficit	(1,078,650)	(1,188,159)	(186,946)
Total shareholders' equity	677,584	633,042	99,604
Total liabilities and shareholders' equity	4,514,967	4,763,308	749,466

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except share related data)

	Three Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,850,662	2,307,710	363,099
Media	1,252,250	1,418,516	223,192
General merchandise	598,412	889,194	139,907
Other revenue	83,877	64,235	10,106

Total net revenues	1,934,539	2,371,945	373,205

Cost of revenues	(1,568,827)	(2,002,078)	(315,010)

Gross profit	365,712	369,867	58,195
Operating expenses:
Fulfillment	(195,290)	(207,620)	(32,667)
Marketing	(106,625)	(64,665)	(10,174)
Technology and content	(53,619)	(61,786)	(9,723)
General and administrative	(39,549)	(46,029)	(7,242)
Government grants and value-added tax refunds	42,468	6,965	1,096

Total operating expenses, net	(352,615)	(373,135)	(58,710)

Income (loss) from operations	13,097	(3,268)	(515)

Interest income	13,645	13,149	2,069

Other expenses, net	(2,200)	(38,022)	(5,982)

Income (loss) before income taxes	24,542	(28,141)	(4,428)

Income tax expense	-	-	-

Net income (loss)	24,542	(28,141)	(4,428)

Net income (loss) attributable to common shareholders	24,542	(28,141)	(4,428)

Income (loss) per common share:
- Basic	0.06	(0.07)	(0.01)
- Diluted	0.06	(0.07)	(0.01)

Income (loss) per ADS:
- Basic	0.30	(0.35)	(0.05)
- Diluted	0.29	(0.35)	(0.05)

Income (loss) allocated to common shareholders used in income (loss) per share/ADS calculation:
- Basic	24,542	(28,141)	(4,428)
- Diluted	24,542	(28,141)	(4,428)

Shares used in income (loss) per common share computation:

Class A common shares:
- Basic	271,729,455	272,716,974	272,716,974
- Diluted	417,283,285	404,593,634	404,593,634

Class B common shares:
- Basic	131,876,660	131,876,660	131,876,660
- Diluted	131,876,660	131,876,660	131,876,660

ADSs used in income (loss) per ADS calculation:
- Basic	80,721,223	80,918,727	80,918,727
- Diluted	83,456,657	80,918,727	80,918,727

Other comprehensive (loss) income
Foreign currency translation adjustment, net of taxes	(76)	58,716	9,239

Unrealized gain on available-for-sale investments, net of taxes	-	909	143

Transferred to statements of comprehensive income (loss) of realized gain on available-for-sale investments, net of taxes	(1,493)	(1,759)	(277)

Comprehensive income attributable to common shareholders	22,973	29,725	4,677

Share-based compensation

Share-based compensation expenses included are as follows:

(In thousands, except share related data)

	Three Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Operating expenses:
Fulfillment	532	379	60
Marketing	117	153	24
Technology and content	272	263	41
General and administrative	1,197	1,179	186
Total	2,118	1,974	311

(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3556 to US$1.00, the noon buying rate on September 30, 2015 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Each ADS represents five common shares of the Company.

Non-GAAP operating income (loss), operating margin and net income (loss)

(In thousands)

	Three Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Income (loss) from operations	13,097	(3,268)	(515)
Share-based compensation expenses	2,118	1,974	311
Non-GAAP operating income (loss)	15,215	(1,294)	(204)

Operating margin	0.7%	-0.2%	-0.2%
Share-based compensation expenses	0.1%	0.1%	0.1%
Non-GAAP operating margin	0.8%	-0.1%	-0.1%

Net income (loss)	24,542	(28,141)	(4,428)
Share-based compensation expenses	2,118	1,974	311
Non-GAAP net income (loss)	26,660	(26,167)	(4,117)

Adjusted EBITDA

(In thousands)

	Three Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Income (loss) from operations	13,097	(3,268)	(515)
Add back:
Depreciation and amortization	13,947	14,858	2,338
Share-based compensation expenses	2,118	1,974	311
Adjusted EBITDA	29,162	13,564	2,134